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SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 3)

Information Resources, Inc.
(Name of Subject Company)

Information Resources, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(and Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

456905108
(CUSIP Number of Class of Securities)

Monica M. Weed
Executive Vice President and General Counsel
Information Resources, Inc.
150 North Clinton Street
Chicago, Illinois 60661
(312) 726-1221
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Terrence R. Brady
Leland E. Hutchinson
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Information Resources, Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on July 14, 2003, as amended by Amendment No. 1 thereto filed with the Commission on August 1, 2003 and Amendment No. 2 thereto filed with the Commission on August 5, 2003 (as amended, the "Schedule 14D-9"), with respect to the tender offer made by Gingko Acquisition Corp., a Delaware corporation, to purchase all of the outstanding common stock of the Company, together with the associated Preferred Share Purchase Rights. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 14D-9 or the Offer to Purchase (as defined in the Schedule 14D-9), as applicable. The Schedule 14D-9 is hereby further amended and supplemented as follows:

Item 2.    Identity and Background of Filing Person

        Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

  "On September 8, 2003, Purchaser and the Company issued a joint press release announcing their mutual agreement to terminate the Merger Agreement. The text of the agreement pursuant to which the Merger Agreement was terminated is filed as Exhibit (e)(9) hereto and is incorporated herein by reference in its entirety. In connection with the termination of the Merger Agreement, the Offer was terminated. None of the shares of Company Common Stock tendered in the Offer were accepted for payment and paid for, and these shares will be returned without expense to the tendering stockholders promptly following the termination of the Offer. The full text of the press release issued in connection therewith is filed as Exhibit (a)(9) hereto and is incorporated herein by reference in its entirety."

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Item 3 of the Schedule 14D-9 is hereby amended and supplemented to include the following additional information:

        The following text is hereby added at the end of the subsection entitled "Merger Agreement" on page 6:

  "On September 8, 2003, Purchaser and the Company issued a joint press release announcing their mutual agreement to terminate the Merger Agreement. The text of the agreement pursuant to which the Merger Agreement was terminated is filed as Exhibit (e)(9) hereto and is incorporated herein by reference in its entirety. In connection with the termination of the Merger Agreement, the Offer was terminated. None of the shares of Company Common Stock tendered in the Offer were accepted for payment and paid for, and these shares will be returned without expense to the tendering stockholders promptly following the termination of the Offer. The full text of the press release issued in connection therewith is filed as Exhibit (a)(9) hereto and is incorporated herein by reference in its entirety."

Item 4.    The Solicitation or Recommendation

        Item 4 of the Schedule 14D-9 is hereby amended and supplemented to include the following additional information:

  Background of the Merger

        The following text is hereby added at the end of the subsection entitled "Background of Transaction" on page 12:

  "On September 8, 2003, Purchaser and the Company issued a joint press release announcing their mutual agreement to terminate the Merger Agreement. The text of the agreement pursuant to which the Merger Agreement was terminated is filed as Exhibit (e)(9) hereto and is incorporated herein by reference in its entirety. In connection with the termination of the Merger Agreement, the Offer was terminated. None of the shares of Company Common Stock tendered in the Offer were accepted for payment and paid for, and these shares will be returned without expense to the tendering stockholders promptly following the termination of the Offer. The full text of the press release issued in connection therewith is filed as Exhibit (a)(9) hereto and is incorporated herein by reference in its entirety."

Item 8.    Additional Information

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

  "On September 8, 2003, Purchaser and the Company issued a joint press release announcing their mutual agreement to terminate the Merger Agreement. The text of the agreement pursuant to which the Merger Agreement was terminated is filed as Exhibit (e)(9) hereto and is incorporated herein by reference in its entirety. In connection with the termination of the Merger Agreement, the Offer was terminated. None of the shares of Company Common Stock tendered in the Offer were accepted for payment and paid for, and these shares will be returned without expense to the tendering stockholders promptly following the termination of the Offer. The full text of the press release issued in connection therewith is filed as Exhibit (a)(9) hereto and is incorporated herein by reference in its entirety."

Item 9.    Exhibits

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

Exhibit No.	Description
(a)(9)	Text of press release of Gingko Acquisition Corp. and Information Resources, Inc. issued September 8, 2003 (incorporated by reference to Exhibit (a)(1)(K) of Amendment No. 4, dated September 8, 2003, to the Schedule TO filed by Gingko Corporation, Gingko Acquisition Corp., Symphony Technology II-A, L.P. and Tennenbaum & Co., LLC on July 14, 2003).
(e)(9)
Agreement and Plan of Merger, dated as of September 7, 2003, by and among Gingko Corporation, Gingko Acquisition Corp. and Information Resources, Inc. (incorporated by reference to Exhibit (d)(4) of Amendment No. 4, dated September 8, 2003, to the Schedule TO filed by Gingko Corporation, Gingko Acquisition Corp., Symphony Technology II-A, L.P. and Tennenbaum & Co., LLC on July 14, 2003).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INFORMATION RESOURCES, INC.
Dated: September 8, 2003	By:	/s/ JOSEPH P. DURRETT
Name: Joseph P. Durrett Title: Chairman, Chief Executive Officer and President

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  Item 2. Identity and Background of Filing Person
  Item 3. Past Contacts, Transactions, Negotiations and Agreements
  Item 4. The Solicitation or Recommendation
  Item 8. Additional Information
  Item 9. Exhibits
SIGNATURE